Exhibit 12.1



                       STATEMENT REGARDING COMPUTATION
                    OF RATIO OR EARNINGS TO FIXED CHARGES


     The ratio or earnings to fixed charges for the Company have been computed on the basis of the enterprise as a whole (as defined by the Securities and Exchange Commission) by dividing earnings by fixed charges. Earnings include pretax income from continuing operations plus fixed charges. Fixed charges include the total of interest expense, capitalized interest, expensed or capitalized amortization of debt expense and any related discount or premium, and such portion of rental expense which is representative of the interest factor or each such rental.









MM:awc:SS-122665-1